SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                      FORM

                                     N-8B-2

                 REGISTRATION STATEMENT OF UNIT INVESTMENT TRUST

                         Pursuant to Section 8(b) of the
                         Investment Company Act of 1940
                         ------------------------------

                           Enhanced Index Trust (EIT)


                          -----------------------------
                          Name of Unit Investment Trust

[X]  Not the issuer of periodic payment plan certificates.

[ ]  Issuer of periodic plan certificates.

                                    CONTENTS

Items
                                        I

1-9       ORGANIZATION AND GENERAL INFORMATION

                                       II

          GENERAL DESCRIPTION OF TRUST AND SECURITIES OF THE TRUST

10 General Information Concerning the Securities of the Trust and the Rights of Holders

11-12     Information   Concerning   the   Securities   Underlying  the  Trust's
          Securities

13        Information Concerning Loads, Fees, Charges and Expenses

14-24     Information Concerning the Operations of the Trust

14        Issuance of Securities

15        Receipt of Payment

16        Purchase and Sale of Underlying Securities

17        Redemption of Securities

18        Distributions and Reinvestment

19        Records and Accounts

20        Indenture Provisions Regarding Depositor, Trustee or Indenture Charges

21        Loans to Security Holders

22        Limitations on Liability

23        Bonding of Officers and Employees

24        Other Material Provisions

                                       III

          ORGANIZATION, PERSONNEL AND AFFILIATED PERSONS OF DEPOSITOR

25-27     Organizations and Operations of Depositor

28        Officials and Affiliated Persons of Depositor

29        Companies Owning Securities of Depositor

30        Controlling Persons

          Compensation of Officer and Directors of Depositor:

31             Compensation of Officer of Depositor

32             Compensation of Directors

33             Compensation of Employees

34             Compensation of Other Persons

                                       IV

          DISTRIBUTION AND REDEMPTION OF SECURITIES

35-38     Distribution of Securities

39-43     Information Concerning Principal Underwriter

44        Offering Price or Acquisition Valuation of Securities of the Trust

45        Suspension of Redemption Rights

46        Redemption Valuation of Securities of the Trust

47 Purchase and Sale of Interests in Underlying Securities from and to Security Holders

                                        V

          INFORMATION CONCERNING THE TRUSTEE OR CUSTODIAN

48        General Information

49        Fees Paid

50        Lien on Assets

                                       VI

51        Information Concerning Insurance of Holders of Securities

                                       VII

52        Policy of Registrant

53        Mutual Investment Company

                                      VIII

          FINANCIAL AND STATISTICAL INFORMATION

54        Asset Values and Dividends

55        Transcript of Hypothetical Periodic Payment Plan Account

56        Experience and Performance Table

57        Termination Experience Table

58        Lapse Experience Table

59        Instructions as to Financial Statements

                                       IX

EXHIBITS
SIGNATURE

I.   ORGANIZATIONAL AND GENERAL INFORMATION
     --------------------------------------

1. (a) Furnish name of the trust and the Internal Revenue Service Employer Identification Number.

               Enhanced Index Trust (EIT)
               Employer Identification Number:  None

     (b) Furnish title of each class or series of securities issued by the trust.

               Blue Chip 30- Enhanced Index Trust (EIT), Series D1107 Large Chip 500- Enhanced Index Trust (EIT), Series S1107 Technology 100- Enhanced Index Trust (EIT)- Series N1107

2. Furnish name and principal business address and ZIP Code and the Internal Revenue Service Employer Identification Number of each depositor of the trust.

          Enhanced Index Distributors, LLC
          C/o Declaration Service Company
          500 North Lane Suite 6160
          Conshohocken, PA 19428

          Employee Identification Number:

3. Furnish name and principal business address and ZIP Code and the Internal Revenue Service Employer Identification Number of each custodian or trustee of The trust indicating for which class or series of securities each custodian or Trustee is acting.

          Declaration Fund
          555 North Lane Suite 6160
          Conshohocken, PA 19428

4.   Furnish name and principal  business  address and ZIP Code and the Internal
     Revenue   Service   Employer   Identification   Number  of  each  principal
     underwriter currently distributing securities of the trust.

          Declaration Distributors, Inc.
          P.O. Box 844
          Conshohocken, PA 19428
          EIN:

          Will be the principal underwriter of the Trust

5. Furnish name of state or other sovereign power, the laws of which govern with respect to the organization of the trust.

          Pennsylvania

6. (a) Furnish the dates of execution and termination of any indenture or or agreement currently in effect under the terms of which the trust was organized and issued or proposes to issue securities.

               The form of the Trust Indenture and Trust Agreement proposed to be entered into among Enhanced Index Distributors, LLC, as Sponsor; Declaration Fund, as Trustee, and Declaration Service Company as Evaluator, under the terms of which the Trust will be created and the securities described in item Item 1(b) will be issued, is filed as Exhibits 1.1(a) and 1.1(b) to the
               Registration Statement on Form S-6 filed pursuant to the Securities Act of 1933 relating to each series of Enhanced Index Trust. It is expected that the Trust Indenture and Trust Agreement will be entered into shortly prior to the filing of the "price" amendments to such Registration Statements since the Securities comprising the portfolio of a Series of the Trust will be listed in the related prospectus. Each Series of Enhanced Index Trust shall terminate within 60 days after the maturity, redemption or other disposition of the last of the Zero Coupon Obligations held in such series of the Trust.

     (b) Furnish the dates of execution and termination of any indenture or Agreement currently in effect pursuant to which the proceeds of payments On securities issued or to be issued by the trust are held by the custodian or Trustee.

               Not Applicable

7. Furnish in chronological order the following information with respect to each change of name of the trust since January 1, 1930. If the name has never been changed, so state.

          Not Applicable

8.   State the date on which the fiscal year of the trust ends.

          December 31

     Material Litigation
     -------------------

9. Furnish a description of any pending legal proceedings, material with respect to The security holders of the trust by reason of the nature of the claim or the amount thereof, to which the trust, the depositor, or the principal underwriter is a party or of which the assets of the trust are the subject, including the substance of the claims involved in such proceeding and the title of the proceeding. Furnish a similar statement with respect to any pending administrative proceeding commenced by a governmental authority or any such proceeding or legal proceeding known to be contemplated by a governmental authority. Include any proceeding which, although immaterial itself, is representative of, or one of, a group which in the aggregate is material.

          None

II.  GENERAL DESCRIPTION OF THE TRUST AND SECURITIES OF THE TRUST
     ------------------------------------------------------------

     General  Information  Concerning the Securities of the Trust and the Rights
     ---------------------------------------------------------------------------
     of Holders
     ----------

10. Furnish a brief statement with respect to the following matters for each class or Series of securities issued by the trust.

     (a)  Whether the securities are of the registered or bearer type.

               Registered

     (b)  Whether the securities are of the cumulative or distributive type.

               Distributive

     (c)  The  rights  of  security   holders  with  respect  to  withdrawal  or
          redemption.

     (d) The rights of security holders with respect to conversion, transfer, partial redemption, and similar matters.

               For imformation relating to Items 10(a),(b) and (c), reference is made to statements under the captions," Distributions to Unitholders", "Dividend and Distribution Reinvestment" and "Redemption" in Exhibit D filed herewith.

     (e) If the trust is the issuer of periodic payment plan certificates, the substance of the provisions of any indenture or agreement with respect to lapses or defaults by security holders in making principal payments, and with respect to reinstatement.

               Inapplicable

     (f) The substance of the provisions of any indenture or agreement with respect to voting rights, together with the names of any persons other than security holders given the right to exercise voting rights pertaining to the trust's securities or the underlying securities and the relationship of such persons to the trust.

               Unitholders shall have the right to vote with respect to the amendment of the Trust Agreement and Termination of a Series.

     (g)  Whether security holders must be given notice of any change in:

          (1)  the composition of the assets of the trust.
          (2) the terms and the conditions of the securities issued by the trust.
          (3)  the provisions of any indenture or agreement of the trust.
          (4)  the identity of the depositor, trustee or custodian.

               Reference is made to statements under the captions, " Amendment and Termination", and " The Trust Fund " in Exhibit D filed herewith.

     (h) Whether the consent of security holders is required in order for action to be taken concerning any change in:

          (1)  the composition of the assets of the trust.
          (2) the terms and the conditions of the securities issued by the trust.
          (3)  the provisions of any indenture or agreement of the trust.
          (4)  the identity of the depositor, trustee or custodian.

               Reference is made to statements under the captions, " Amendment and Termination", and "The Trust Fund " in Exhibit D filed herewith.

     (i) Any other principal feature of the securities issued by the trust or any other principal right, privilege or obligation not covered by subdivisions (a) to (g) or by any other item in this form.

               For information relating to item 10 (i) reference is made to statements under the captions, " The Series Portfolios" and " Administration of the Trust", in Exhibit D filed herewith.

     Information Concerning the Securities Underlying the Trust's Securities
     -----------------------------------------------------------------------

11. Describe briefly the kind or type of securities comprising the unit of specified securities in which security holders have an interest. ( If the unit consists of a single security issued by an investment company, name such investment company and furnish a description of the type of securities comprising the portfolio of such investment company.)

     State whether the trust owns or will own any securities of the ten brokers who executed the largest dollar amounts of the registrant's portfolio transactions, the ten dealers who executed the largest dollar amounts of principal transactions with the registrant or the ten dealers who sold the largest dollar amounts of the Registrant's shares during the registrant's most recent fiscal year or securities of the parents of those broker dealers; identify those broker-dealers; and state the value of the registrant's aggregate holdings of the securities of each subject issuer as of the close of the registrant's most recent fiscal year.

          Reference is made to the captions "Summary", " The Trust" and " The Series Portfolios" in Exhibit D filed herewith.

12. If the trust is the issuer of periodic payment plan certificates and if any Underlying securities were issued by another investment company, furnish the Following information for each such company:

     (a)  Name of company.

     (b)  Name of principal business address of depositor.

     (c)  Name and principal business address of trustee or custodian.

     (d)  Name and principal business address of principal underwriter.

     (e) The period during which the securities of such company have been the underlying securities.

          Inapplicable

     Information Concerning Loads, Fees, Charges and Expenses
     --------------------------------------------------------

13. (a) Furnish the following information with respect to each load, fee, expense or charge to which (1) principal payments, (2) underlying securities, (3) distributions, (4) cumulated or reinvested distributions or income, and (5) redeemed or liquidated assets of the trust's securities are subject:

          (A)  the nature of such load, fee, expense or charge;

          (B)  the amount thereof;

          (C) the name of the person to whom such amounts are paid and his relationship to the trust;

          (D)  the  nature  of  the   services   performed  by  such  person  in
               consideration for such load, fee, expense or charge.

          For information relating to Items 13(a)(A), (B), (C) and (D) reference is made to statements under the captions " Essential Information", " Fee Table", "Reinvestment", "Public Offering Price", "Sponsor Profits", and "Expenses of the Series" in Exhibit D filed herewith.

     (b) For each installment payment type of periodic payment plan certificate of The trust, furnish the following information with respect to sales load and Other deductions from principal payments.

               Inapplicable

     (c) State the amount of total deductions as a percentage of the net amount Invested for each type of security issued by the trust. State each different Sales charge available as a percentage of the public offering price and as a Percentage of the net amount invested. List any special purchase plans or Methods established by rule or exemptive order that reflect scheduled Variations in, or elimination of, the sales load and identify each class of Individuals or transactions to which such plans apply.

     (d) Explain fully the reasons for any difference in the price at which securities Are offered generally to the public, and the price at which securities are Offered for any class of transactions to any class or group of individuals, Including officers, directors, or employees of the depositor, trustee Custodian or principal underwriter.

               For information relating to Items 13(c) and (d) reference is made to statements under the caption "Fee Table" and "Public Offering Price" in Exhibit D filed herewith.

     (e) Furnish a brief description of any loads, fees, expenses or charges not covered in Item 13(a) which may be paid by security holders in connection with the trust or its securities.

               None

     (f) State whether the depositor, principal underwriter, custodian or trustee, of any affiliated person of the foregoing may receive profits or other benefits not included in answer to Item 13(a) or 13(d) through the sale or purchase of the trust securities or interest in such securities, or underlying securities or interests in underlying securities, and describe fully the nature and extent of such profits or benefits.

               For information relating to Item 13(f) reference is made to statements under the caption " Sponsor " in Exhibit D filed herewith.

     (g) State the percentage that the aggregate annual charges and deductions for Maintenance and other expenses of the trust bear to the dividend and Interest income from the trust property during the period covered by the Financial statements filed herewith.

               Inapplicable.

     Information Concerning the Operations of the Trust
     --------------------------------------------------

14. Describe the procedure with respect to applications (if any) and the issuance and authentication to the trust's securities, and state the substance of the provisions of any indenture or agreement pertaining thereto.

          For information relating to Item 14, reference is made to statements under the captions "Public Offering of Units", and " Rights of Unitholders" in Exhibit D filed herewith.

15 Describe the procedure with respect to the receipt of payments from purchasers of the trust's securities and the handling of the proceeds thereof, and state the substance of the provisions of any indenture or agreement pertaining thereto.

          Investors' payments will be transmitted to and received by trustee for investment in the securities held in the portfolios of the Trust's Series. Reference is made to Section 2.01 of Article II of Standard Terms and Conditions of Trust ( Exhibit 1.1).

16 Describe the procedure with respect to the acquisition of underlying securities and The disposition thereof, and state the substance of the provisions of any indenture Or agreement pertaining thereto.

          Reference is made to statements under the captions " The Trust", " The Series Portfolios" in Exhibit D filed herewith.

17. (a) Describe the procedures with the respect to withdrawal or redemption by security holders.

     (b) Furnish the names of any persons who may redeem or repurchase, or are required to redeem or repurchase, the trust's securities or underlying Securities from security holders, and the substance of the provisions of any Indenture or Agreement pertaining thereto.

     (c) Indicate whether repurchased or redeemed securities will be cancelled or may be resold.

               For information relating to Items 17(a), (b) and (c), reference is made to statements under the captions "Secondary Market for Units", "Redemption "and "Sponsor's Secondary Market" in Exhibit D filed herewith.

18. (a) Describe the procedure with respect to the receipt, custody and disposition of the income and other distributable funds of the trust and state the substance of the provisions of any indenture or agreement pertaining thereto.

               For information relating to Item 18(a) reference is made to Statements under the captions " Distributions to Unitholders", and "Dividend and Distributor Reinvestment" in Exhibit D filed herewith.

     (a) Describe the procedure, if any, with respect to the reinvestment of distributions to security holders and state the substance of the provisions of any indenture or agreement pertaining thereto.

               For information relating to Item 18(a) reference is made to Statements under the caption "Distributions to Unitholders" and "Dividend and Distribution Reinvestment" in Exhibit D filed herewith.

     (b) If any reserves or special funds are created out of income or principal, state with respect to each such reserve or fund the purpose and ultimate disposition thereof, and describe the manner of handling of same.

               Not Applicable

     (c) Submit a schedule showing the periodic and special distributions which have been made to security holders during the three years covered by the financial statements filed herewith. State for each such distribution the aggregate amount and amount per share. If distributions from sources other than current income have been made, identify each other source and indicate whether such distribution represents the return of principal payments to security holders. If payments other than cash were made, describe the nature thereof, the account charged and the basis of determining the amount of such charge.

               Not Applicable

19. Describe the procedure with respect to the keeping of records and accounts of the Trust, the making of reports and the furnishing of information to security holders, And the substance of the provisions of any indenture or agreement pertaining thereto.

          Pursuant to the terms of the Trust Indenture and the Trust Agreement the Trustee is required to maintain ledger accounts for each Unitholder indicating the name, address and total units owned by each holder (Section 6.02), a certified copy or a duplicate original of the Trust Indenture and the Trust Agreement (Section 6.03), a current list of the securities comprising the portfolio of each Series of the Trust (Section 6.03), and cash records of the principal and income collected in each Series of the Trust of the Fund ( Sections 3.02 and 3.03).

          Additionally the Trustee is required to make such annual or other Reports as may from time to time be required under any applicable state or federal statute or rule or regulation thereunder (Section 6.02).

          With each distribution the Unitholder is informed by the Trustee of the total amount being distributed from the Income and Principal Accounts (Section 3.05). Promptly after the end of each calender year theTrustee must furnish each Unitholder with a statement setting forth, among other things, the amounts received and deductions therefrom in each Acocunt and the amounts distributed or otherwise attributable to Unitholders from each account during such calendar year ( Section 3.05).

          Reference is also made to statements under the captions " Statements to Unitholders", " Administration of the Series", and " What Reports Will Unitholders Receive".

20. State the substance of the provisions of any indenture or agreement concerning The trust with respect to the following:

     (a)  Amendments to such indenture or agreement.

     (b)  The extension or termination of such indenture or agreement.

     (c) The removal or resignation of the trustee or custodian, or the failure of The trustee or custodian to perform its duties, obligations, and functions.

     (d) The appointment of a successor trustee and the procedure if a successor Trustee is not appointed.

     (e) The removal or resignation of the depositor, or the failure of the depositor To perform its duties, obligations, and functions.

     (f) The appointment of a successor depositor and the procedure if a successor Depositor is not appointed.

               For information  relating to Items 20(a),  (b), (c), (d), (e) and
               (f) reference is made to statements under the captions " Amendment and Termination", "The Sponsor", and " Administration of the Series" in Exhibit D filed herewith.

21. (a) State the substance of the provisions of any indenture or agreement with respect to loans to security holders.

               Inapplicable

     (b) Furnish a brief description of any procedure or arrangement by which loans are made available to security holders by the depositor, principal underwriter, trustee or custodian, or any affiliated person of the foregoing. The following items should be covered:

          (1) The name of each person who makes such agreements or arrangements with security holders.

          (2)  The rate of interest payable on such loans.

          (3)  The period for which loans may be made.

          (4)  Costs or charges for default in repayment at maturity.

          (5)  Other material provisions of the agreement or arrangement.

               Inapplicable

     (c) If such loans are made, furnish the aggregate amount of loans outstanding at the end of the last fiscal year, the amount of interest collected during the last fiscal year allocated to the depositor, principal underwriter, Trustee or custodian or affiliated person of the foregoing and the aggregate amount of loans in default at the end of the last fiscal year covered by financial statements filed herewith.

               Inapplicable

22. State the substance of the provisions of any indenture or agreement with respect to limitations on the liabilities of the depositor, trustee or custodian, or any other party to such indenture or agreement.

          For information relating to Item 22, Reference is made to statements under the captions "Limitations on Liability" in Exhibit D filed herewith.

23. Describe any bonding arrangement for officers, directors, partners or employees of the depositor or principal underwriter of the trust, including the amount of coverage and type of bond.

          None

24. State the substance of any other material provisions of any indenture or agreement concerning the trust or its securities and a description of any other material functions or duties of the depositor, trustee or custodian not stated in Item 10 or Items 14 to 23 inclusive.

          None

III  ORGANIZATION, PERSONNEL AND AFFILIATED PERSONS OF DEPOSITOR
     -----------------------------------------------------------

     Organization and Operations of Depositor
     ----------------------------------------

25. State the form of organization of the depositor of the trust, the name of the state Or other sovereign power under the laws of which the depositor was organized and The date of organization.

          Sponsor is a corporation incorporated

26. (a) Furnish the following information with respect to all fees received by the depositor of the trust in connection with the exercise of any functions or duties concerning securities of the trust during the period covered by the financial statements filed herewith.

               Inapplicable

     (b) Furnish the following information with respect to any fee or any participation in fees received by the depositor from any underlying investment company or any affiliated person or investment advisor of such company;

          (1)  The nature of such fee or participation
          (2)  The name of the person of making the payment
          (3) The nature of the services rendered in consideration for such Fee or participation
          (4) The aggregate amount received during the last fiscal year Covered by the financial statements filed herewith.

               Inapplicable

27. Describe the general character of the business engaged in by the depositor including a statement as to any business other than that of depositor of the trust. of the depositor acts or has acted in any capacity with respect to any investment company or companies other than the trust, state the name or names of such company or companies, their relationship, if any, to the trust, and the nature of the depositor's activities therewith. If the depositor has ceased to act in such named capacity, state the date of and circumstances surrounding such cessation.

          Reference is made to statements under the caption " The Sponsor" in Exhibit D filed herewith.

     Officials and Affiliated Persons of Depositor
     ---------------------------------------------

28. (a) Furnish as at latest practicable date the following information with respect to the depositor of the trust, with respect to each officer, director, or partner of the depositor, and with respect to each natural person directly or indirectly owning, controlling or holding with power to vote 5% or more of the outstanding voting securities of the depositor.

               Information responsive to this item is filed by exhibit to the related registration statement on Form S-6 under the Securities Act of 1933 for Enhanced Index Trust (EIT) and for each subsequent series, the same being incorporated herein as follows:

               Exhibit 6.1. List of Directors and Officers of the Depositor and other related information.

     (b) Furnish a brief statement of the business experience during the last five years of each officer, director or partner of the depositor.

               Information responsive to this item is filed by exhibit to the related registration statement on Form S-6 under the Securities Act of 1933 for Enhanced Index Trust and for each subsequent series, the same being incorporated herein as follows:

               Exhibit 6.1. List of Directors and Officers of the Depositor and other related information.

     Companies Owning Securities of Depositor
     ----------------------------------------

29. Furnish as at latest practicable date the following information with respect to each company which directly or indirectly owns, controls or holds with power to vote 5% or more of the outstanding voting securities of the depositor.

          None.

     Controlling Persons
     -------------------

30. Furnish as at latest practicable date the following information with respect to any person, other than those covered by Items 28, 29 and 42, who directly or indirectly controls the depositor.

          None.

     Compensation of Officers and Directors of Depositor
     ---------------------------------------------------

     Compensation of Officers of Depositor
     -------------------------------------

31. Furnish the following information with respect to the remuneration for services paid by the depositor during the last fiscal year covered by financial statements filed herewith.

     (a) Directly to each of the officers or partners of the depositor directly receiving the three highest amounts of remuneration:

               None.

     (b) Directly to all officers or partners of the depositor as a group exclusive of persons whose remuneration is included under item 31(a), stating separately the aggregate amount paid by the depositor itself and the aggregate amount paid by all the subsidiaries:

               None

     (c) Indirectly or through subsidiaries to each of the officers or partners of the depositor:

               None.

     Compensation of Directors
     -------------------------

32. Furnish the following information with respect to the remuneration for services, exclusive of remuneration reported under Item 31, paid by the depositor during the last fiscal year covered by financial statements filed herewith:

          None

     Compensation to Employees
     -------------------------

33. (a) Furnish the following information with respect to the aggregate amount of remuneration for services of all employees of the depositor (exclusive of persons whose remuneration is reported in Items 31 or 32) who received remuneration in excess of $10,000 during the last fiscal year covered by financial statements filed herewith from the depositor and any of its subsidiaries.

               None.

     (b) Furnish the following information with respect to the remuneration for services paid directly during the last fiscal year covered by the financial statements filed herewith to the following classes of persons (exclusive of those persons covered by Item 33(a))

          (1) Sales managers, branch managers, district managers and other persons supervising the sale of registrant's securities;
          (2) Salesmen, sales agents, canvassers and other persons making solicitations but not in supervisory capacity;
          (3)  Administrative and clerical employees; and
          (4) Others (specify). If a person is employed in more than one capacity, classify according to predominant type of work.

                    None.

     Compensation to Other Persons
     -----------------------------

34. Furnish the following information with respect to the aggregate amount of compensation for services paid any person (exclusive of persons whose remuneration is reported in Items 31, 32 and 33), whose aggregate compensation in connection with services rendered with respect tot he trust in all capacities exceeded $10,000 during the last fiscal year covered by financial statements filed herewith from the depositor and any of its subsidiaries.

          None.

IV.  DISTRIBUTION AND REDEMPTION OF SECURITIES
     -----------------------------------------

     Distribution of Securities
     --------------------------

35.  Furnish the names of the states in which  sales of the  trust's  securities
     (A) are currently  being made,  (B) are presently  proposed to be made, and
     (C) have been discontinued, indication by appropriate letter the status with respect to each state.

     (A)  Sales of the trust's securities are currently being made.

               None

     (B) It is proposed that initially the states in which the trust's securities will be sold will include, but not necessarily be limited to, the following:

               Any or all 50 States of the United States and Washington, DC

     (C)  None

36. If sales of the trust's securities have at any time since January 1, 1936 been suspended for more than a month describe briefly the reasons for such suspension.

          Inapplicable.

37. (a) Furnish the following information with respect to each instance where subsequent to

          January 1, 1937, any federal or state governmental officer, agency, or regulatory body denied authority to distribute securities of the trust, excluding a denial which was merely a procedural step prior to any determination by such officer, etc. and which denial was subsequently rescinded.

          (1)  Name of Officer, agency or body.
          (2)  Date of denial.
          (3)  Brief statement of reason given for denial.

     (b) Furnish the following information with regard to each instance where subsequent to January 1, 1937, the authority to distribute securities of the trust has been revoked by any federal or state governmental officer, agency or regulatory body.

          (1)  Name of officer, agency or body.
          (2)  Date of revocation.
          (3)  Brief statement of reason given for revocation.

               Inapplicable.

38. (a) Furnish a general description of the method of distribution of securities of trust.

     (b) State the substance of any current selling agreement between each principal underwriter and the trust or the depositor, including a statement as to the inception and termination dates of the agreement, any renewal and termination provisions, and any assignment provisions.

     (c) State the substance of any current agreements or arrangements of each principal underwriter with dealers, agents, salesmen, etc. with respect to commissions and overriding commissions, territories, franchises, qualifications, and revocations. If the trust is the issuer of periodic payment plan certificates, furnish schedules of commissions and the bases thereof. In lieu of a statement concerning schedules of commissions, such schedules of commissions may be filed as Exhibit A(3)(c).

               For information relating to Items 38(a)(b) and (c), reference is made to statements under the captions "Public Offering of Units", "Public Distribution of Units","Secondary Market for the Units" and " Distributor" in Exhibit D filed herewith.

     Information Concerning Principal Underwriter
     --------------------------------------------

39. (a) State the form of organization of each principal underwriter of securities of the trust, the name of the state or other sovereign power under the laws of which each underwriter was organized and the date of organization.

     (b)  State  whether  any  principal  underwriter   currently   distributing
          securities of the trust is a member of the National Association of Securities Dealers, Inc.

               For information relating to Items 39(a) and (b), reference is made to the caption "Distributor" in Exhibit D filed herewith.

40. (a) Furnish the following information with respect to all fees received by each principal underwriter of the trust from the sale of securities of the trust and any other functions in connection therewith exercised by such underwriter in such capacity or otherwise during the period covered by the financial statements filed herewith.

     (b) Furnish the following information with respect to any fee or any participation in fees received by each principal underwriter from any underlying investment company or any affiliated person or investment advisor of such company.

          (1)  The nature of such fee or participation.
          (2)  The name of the person making payment.
          (3) The nature of the services rendered in consideration for such fee or participation.
          (4) The aggregate amount received during the last fiscal year covered by the financial statements filed herewith.

               None.

41. (a) Describe the general character of the business engaged in by each principal underwriter, including a statement as to any business other than the distribution of securities of the trust. If a principal underwriter acts or has acted in any capacity with respect to any investment company or companies other than the trust, state the name or names of such company or companies, their relationship, if any, to the trust and the nature of such activities. If a principal underwriter has ceased to act in such named capacity, state the date of and the circumstances surrounding such cessation.

               Declaration Distributors, Inc.( "Declaration Distributors") the principal underwriter for the Series of the Trust is a registered broker-dealer and a member of The National Association of Securities Dealers, Inc. The offer and sale of investment company securities is the sole business of Declaration Distributors. It presently serves as principal underwriter for Declaration Fund, a series investment company and The Santa Barbara Group of Mutual Funds, The Shepherd Street Fund, StockCar Stocks Index Fund, The Henssler Equity Fund, The Noah Fund and The Quaker Family of Funds. Declaration Distributors formerly served as principal underwriter for The Michigan Heritage Fund.

     (b) Furnish as at latest practicable date the address of each branch office of each principal underwriter currently selling securities of the trust and furnish the name and residence address of the person in charge of such office.

               Inapplicable.

     (c) Furnish the number of individual salesmen of each principal underwriter through whom any of the securities of the trust were distributed for the last fiscal year of the trust covered by the financial statements filed herewith and furnish the aggregate amount of compensation received by such salesmen in such year.

               Inapplicable.

42. Furnish as at latest practicable date the following information with respect to each principal underwriter currently distributing securities of the trust and with respect to each of the officers, directors or partners of such underwriter.

          Inapplicable.

43. Furnish, for the last fiscal year covered by the financial statements filed herewith, the amount of brokerage commissions received by any principal underwriter who is a member of a national securities exchange and who is currently distributing the securities of the trust or effecting transactions for the trust in the portfolio securities of the trust.

          Inapplicable.

     Offering Price or Acquisition Valuation of Securities of the Trust
     ------------------------------------------------------------------

44. (a) Furnish the following information with respect to the method of valuation used by the trust for purpose of determining the offering price to the public of securities issued by the trust or the valuation of shares or interests in the underlying securities acquired by the holder of a periodic payment plan certificate:

          (1) The source of quotations used to determine the value of portfolio securities.
          (2)  Whether opening, closing, bid, asked or any other price is used.
          (3)  Whether price is as of the day of sale or as of any other time.
          (4) A brief description of the methods used by registrant for determining other assets and liabilities including accrual for expenses and taxes (including taxes on unrealized appreciation).
          (5) Other items which registrant adds to the net asset value in computing offering price of its securities.
          (6)  Whether adjustments are made for fractions:
               (i)  before adding distributor's compensation (load);
               (ii) after adding distributor's compensation (load).

               For  information  relating to Item(a)(1),  (2), (3), (4), (5) and
               (6), reference is made to the statements under the captions "Public Offering Price"and "Evaluation" in Exhibit D filed herewith.

     (b) Furnish a specimen schedule showing the components of the offering price of the trust's securities as at the latest practicable date.

               Inapplicable

     (c) If there is any variation in the offering price of the trust's securities to any person or classes of persons other than underwriters, state the nature and amount of such variation and indicate the person or classes of persons to whom such offering is made.

               Inapplicable.

44. Furnish the following information with respect to any suspension of the redemption rights of the securities issued by the trust during the three fiscal years covered by the financial statements filed herewith:

     (a)  by whose action redemption rights were suspended.
     (b) the number of days' notice given to security holders prior to suspension of redemption rights
     (c)  reason for suspension.

     (d)  period during which suspension was in effect.

               Inapplicable.

          Redemption Valuation of Securities of the Trust
          -----------------------------------------------

46. (a) Furnish the following information with respect to the method of deterring the redemption or withdrawal valuation of securities issued by the trust:

          (1) The source of quotations used to determine the value of portfolio securities.
          (2)  Whether opening, closing, bid, asked or any other price is used.
          (3)  Whether price is as of the day of sale or as of any other time.
          (4) A brief description of the methods used by registrant for determining other assets and liabilities including accrual for expenses and taxes (including taxes on unrealized appreciation).
          (5) Other items which registrant deducts from the net asset value in computing redemption value of its securities.
          (6)  Whether adjustments were made for fractions.

               For information relating to Items 46(a), (1), (2),(3),(4),(5) and
               (6),   reference  is  made  to   statements   under  the  caption
               "Redemption" in Exhibit D filed herewith.

     (b) Furnish a specimen schedule showing the components of the redemption price to the holders of the trust's securities as at the latest practicable date.

               Inapplicable.

     Purchase and Sale of Interests in Underling Securities from and to Security
     ---------------------------------------------------------------------------
     Holders
     -------

47. Furnish a statement as to the procedure with respect to the maintenance of a position in the underlying securities or interests in the underlying securities, the extent and nature thereof and the person who maintains such a position. Include a description of the procedure with respect tot he purchase of underlying securities and interests in the underlying securities to other security holders. State whether the method of valuation of such underlying securities or interests in underlying securities differs from that set forth in Items 44 and 46. If any item of expenditure included in the determination of the valuation is not or may not actually be incurred or expended, explain the nature of such item and who may benefit from the transaction.

          There is no procedure for the purchase or sale of interests in underlying securities.

INFORMATION CONCERNING THE TRUSTEE OR CUSTODIAN
-----------------------------------------------

48. Furnish the following information as to each trustee or custodian of the trust.

     (a)  Name and principal business address.

               Declaration  555 North Lane Suite 6160
               Conshocken, PA 19428

     (b)  Form of organization.

               Trust

     (c) State or other sovereign power under the laws of which the trustee or custodian was organized.

               Pennsylvania

     (d)  Name of governmental supervising or examining authority.

               None

49. State the basis for payment of fees or expenses of the trustee or custodian for services rendered with respect to the trust and its securities, and the aggregate amount thereof for the last fiscal year. Indicate the person paying such fees or expenses. If any fees or expenses are prepaid, state the unearned amount.

          Inapplicable

50. State whether the trustee or custodian or any other person has or may create a lien on the assets of the trust, and if so, give full particulars, outlining the substance of the provisions of any indenture or agreement with respect thereto.

          Reference is made to statements under the caption "Expenses of the Series" in Exhibit D filed herewith.

VI.  INFORMATION CONCERNING INSURANCE OF HOLDERS OF SECURITIES
     ---------------------------------------------------------

51. Furnish the following information with respect to insurance of holders of securities:

     (a)  The name and address of the insurance company.
     (b)  The types of policies and whether individual or group policies.
     (c)  The types of risks insured and excluded.
     (d)  The coverage of the policies.
     (e) The beneficiaries of such policies and the uses to which the proceeds of the policies and the uses to which the proceeds of the policies must be put.
     (f)  The terms and manner of cancellation and of reinstatement.
     (g) The method of determining the amount of premiums to be paid by holders of securities.
     (h) The amount of aggregate premiums paid to insurance company during the last fiscal year.
     (i) Whether any person other than the insurance company receives any part of such premiums, the name of each such person and the amounts involved, and the nature of the services rendered therefor.
     (j) The substance of any other material provisions of any indenture or agreement of the trust relating to insurance.

               None.

VII. POLICY OF REGISTRANT
     --------------------

52. (a) Furnish the substance of the provisions of any indenture or agreement with respect to the conditions upon which and the method of selection by which particular portfolio securities must or may be eliminated from assets of the trust or must or may be replaced by other portfolio securities. If an investment advisor or other person is to be employed in connection with such selection, elimination or substitution, state the name of such person, the nature of any affiliation to the depositor, trustee or custodian and any principal underwriter, and the amount of remuneration to be received for such services. If any particular person is not designated in the indenture or agreement, describe briefly the method of selection of such person.

               Reference is made to statements under the caption "The Trust" and "The Series Portfolios" .in Exhibit D

     (b) Furnish the following information with respect to each transaction involving the elimination of any underlying security during the period covered by the financial statements filed herewith:

          (1)  Title of security.
          (2)  Date of elimination.
          (3)  Reasons for elimination.
          (4)  The use of the proceeds from the sale of the eliminated security.
          (5)  Title of security substituted, if any.
          (6) Whether depositor, principal underwriter, trustee or custodian or any affiliated person of the foregoing were involved in the transaction.
          (7) Compensation or remuneration received by each such person directly or indirectly as a result of the transaction.

               Inapplicable.

     (c) Describe the policy of the trust with respect to the substitution and elimination of the underlying securities of the trust with respect to:

          (1)  the grounds for elimination and substitution;
          (2) the type of securities which may be substituted for any underlying security;
          (3) whether the acquisition of such substituted security or securities would constitute the concentration of investment in a particular industry or group of industries or would conform to a policy of concentration of investment in a particular industry or group of industries;
          (4) whether such substituted securities may be the securities of another investment company; and
          (5) the substance of the provisions of any indenture or agreement which authorize or restrict the policy of the registrant in this regard.

               For information  relating to Items  52(c)(1),  (2), (3), (4), and
               (5), reference is made to statements under the caption "The Trust Fund" and "Investment Supervision"" in Exhibit D filed herewith.

     (d) Furnish a description of any policy (exclusive of policies covered by paragraphs (a) and (b) herein) of the trust which is deemed a matter of fundamental policy and which is elected to be treated as such.

               Inapplicable.

     Regulated Investment Company
     ----------------------------

53.  (a)  State the taxable status of the trust.

               For information relating to item 53(a) reference is made to statements under the caption "Federal Tax Status" in Exhibit D

     (b) State whether the trust qualified for the last taxable year as a regulated investment company as defined in Section 851 of the Internal Revenue Code of 1954, and state its present intention with respect to such qualifications during the taxable year in which it commences operation.

               The trust was not in existence for the last taxable year and its present intention is to qualify as a regulated investment company for the current taxable year.

VIII. FINANCIAL AND STATISTICAL INFORMATION
      -------------------------------------

54. If the trust is not the issuer of periodic payment plan certificates, furnish the following information with respect to each class or series of its securities:

--------------------------------------------------------------------------------
           As at the end of each of registrant's past 10 fiscal years
--------------------------------------------------------------------------------
                                                                 Dividends paid
                                                                 per share (if)
          Total number of                                        other than
Year      shares                 Asset value per share           cash, explain)
--------------------------------------------------------------------------------

     Not applicable, as no securities issued by the registrant are outstanding at the date hereof.

55. If the trust is the issuer of periodic payment plan certificates, a transcript of a hypothetical account shall be filed in approximately the following form on the basis of the certificate calling for the smallest amount of payments. The schedule shall cover a certificate of the type currently being sold, assuming that such certificate had been sold at a date approximately ten years prior to the date of registration or at the approximate date of organization of the trust.

          The trust is not the issuer of periodic payment plan certificates.

56. If the trust is the issuer of periodic payment plan certificates, furnish by years, for the period covered by the financial statements filed herewith in respect of certificates sold during such period, the following information for each fully paid type and each installment payment type of periodic payment plan certificate currently being issued by the trust.

          The trust is not the issuer of periodic payment plan certificates.

57. If the trust is the issuer of periodic payment plan certificates, furnish by years for the period covered by the financial statements filed herewith the following information for each installment payment type of periodic payment plan certificate currently being issued by the trust.

          The trust is not the issuer of periodic payment plan certificates.

FINANCIAL STATEMENTS
--------------------

Financial Statements of the Trust
---------------------------------

     None.

Financial Statements of the Depositor
-------------------------------------

     None.

EXHIBITS
--------

Exhibit A(1)
------------

     Form of Proposed Standard Terms and Conditions of Trust and Trust Agreement between he Depositor, the Trustee and the Evaluator.

Exhibit A(3)(a)
---------------

     Form of Principal Underwriting Agreement between the Trust and Declaration Distributors, Inc.- to be supplied by amendment

Exhibit A(4)
------------

     Form of Investment Company Services Agreement between the Trust and Declaration Service Company for the provision of record keeping services

Exhibit A(5)
------------

     Not applicable

Exhibit A(6)
------------

     Copy of Certificate of Incorporation and By-Laws of Enhanced Index Distributors, LLC, Depositor- to be supplied by amendment

Exhibit D
---------

     Copy of Prospectus filed as part of the Registration Statement on Form S-6 Enhanced Index Trust (EIT).

Exhibit E
---------

     Statement of business of Depositor, officials and affiliates of the Depositor and company affiliates and control persons of the Depositor- to be supplied by amendment.

                                Prospectus ,2000

                           UNTERTAKING TO FILE REPORTS

     Subject to the terms and conditions of Section 15(d) of the Securities Exchange Act of 1934, the undersigned registrant hereby undertakes to file with the Securities and Exchange Commission such supplementary and periodic information, documents, and reports as may be prescribed by any rule or regulation of the commission heretofore or hereafter duly adopted pursuant to authority conferred in that section.

                       CONTENTS OF REGISTRATION STATEMENT

This Registration Statement comprises the following papers and documents.

     The facing sheet
     The Prospectus
     The Signatures
     The following exhibits.

A.1. Trust Agreement. Reference is made to Exhibit A.1 to the Investment Company Act Registration Statement on Form N-8B-2 for Enhanced Index Trust (EIT).

3.1 Opinion of counsel to the Sponsor as to legality of the securities being registered including a consent to the use of its name under "Legal Opinions" in the Prospectus to be supplied by Amendment.

                                   SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement to be signed on its behalf by the undersigned thereunto duly authorized, in the City of Conshohocken, and State of Pennsylvania, on the 15th day of February 2000.

                                         ENHANCED INDEX TRUST (EIT)
                                         Registrant

                                         By: Enhanced Index Distributors, LLC
                                             Depositor

                                         By: /s/  Anthony Fischer
                                             -----------------------

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below on February 15, 2000 by the following persons, who constitute a majority of the Board of Directors of Enhanced Index Distributors of Enhanced Index Distributors, LLC.

        SIGNATURE                        TITLE

/s/  Anthony Fischer                     Chairman of the Board of Directors

/s/  Terence P. Smith                    President, Secretary, Treasurer
                                            and Director
 /s/ Michael T. Sherzan                  Director